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                                      FORM 8-B

                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C. 20549

             REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

 Filed Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934


                              3COM CORPORATION
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            (Exact name of registrant as specified in its charter)

                     DELAWARE                             94-2605794
   --------------------------------------------    -----------------------
         (State of other Jurisdiction of              (I.R.S. Employer
         incorporation or organization)              Identification No.)


   5400 BAYFRONT PLAZA, SANTA CLARA, CALIFORNIA          95052-8415
   --------------------------------------------    -----------------------
    (Address of principal executive offices)             (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class            Name of each exchange on which
          to be so registered            each class is to be registered

                NONE                                  NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                  ---------------------------------------
                              (Title of class)

This Registration Statement, including all exhibits and attachments, contains 5 pages. The Table of Exhibits is contained on page 5 of the consecutively numbered pages of this Registration Statement.

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ITEM 1.   GENERAL INFORMATION

          (a)  Registrant was incorporated in Delaware on March 10, 1997.

          (b)  Registrant's fiscal year ends on December 31.

ITEM 2.   TRANSACTION OF SUCCESSION

          (a) Registrant's predecessor, 3Com Corporation, a California corporation ("3Com California"), had securities registered pursuant to Section 12(g) of the Securities Exchange Act at the effective date of the merger described in (b) below.

          (b) Pursuant to an Agreement and Plan of Merger and Reincorporation executed by the Registrant and 3Com California and made effective under Delaware law on June 12, 1997, each share of Common Stock of 3Com California was converted into one share of Registrant's Common Stock as described in the Agreement and Plan of Merger and Reincorporation attached hereto as Exhibit
               2.1 and the Joint Proxy Statement/Prospectus attached hereto as Exhibit 2.2.

ITEM 3.   SECURITIES TO BE REGISTERED

          Capital Stock:

                  (1)  Authorized shares of Registrant:

                            990,000,000 shares of Common Stock, par value $0.01
                             per share and 10,000,000 shares of Preferred
                             Stock, par value $0.01 per share

                  (2)  Presently issued shares of Registrant (as of June 11,
                       1997):

                            Approximately 178,382,544 shares of Common Stock. No shares of Preferred Stock are issued. In addition, pursuant to a Registration Statement on Form S-4 (No. 333-23465) the Registrant currently has 157,500,000 shares of Common Stock authorized to be issued to holders of U.S. Robotics Common Stock pursuant to the business combination of the Registrant and U.S. Robotics Corporation.

                  (3)  Presently issued shares held by or for the account of
                       Registrant:

                            None

ITEM 4.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

          For a description of the Securities to be registered, please see the description of the Registrant's capital stock contained in "Description of 3Com Capital Stock" Section of the Registration Statement on Form S-4 (No. 333-23465), as amended, filed on May 8, 1997.


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ITEM 5.   FINANCIAL STATEMENTS AND EXHIBITS.

          (a)  Financial Statements.

               Registrant's capital structure and balance sheet immediately after the merger are substantially the same as those of its predecessor, 3Com California. For this reason, financial statements are not attached hereto.

          (b)  EXHIBITS.

               See Exhibit Index on page 5.


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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this application for registration (or registration statement) to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 11, 1997                 3Com Corporation, a Delaware corporation
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                                     By: /s/ Mark D. Michael
                                        ---------------------------------
                                           Mark D. Michael, Vice
                                           President, General Counsel


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                          EXHIBIT INDEX FOR FORM 8-B
                          --------------------------

  Exhibit                                                       Sequentially
  Number                                                        Numbered Page
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   2.1      Agreement and Plan of Merger and Reincorporation
            dated March 14, 1997, which was filed with Delaware Secretary of State on June 12, 1997, incorporated by reference to Exhibit 2.2 to the Registration Statement on Form S-4 (No. 333-23465), as amended, filed on May 8, 1997

   2.2 Joint Proxy Statement/Prospectus distributed to shareholders of 3Com California on or about
            May 12, 1997, incorporated by reference to proxy materials filed by 3Com California pursuant to paragraph (b) of Rule 14a-6 under the Securities Exchange Act of 1934 on May 8, 1997

   3.1 Certificate of Incorporation of Registrant, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 (No. 333-23465), as amended, filed on May 8, 1997

   3.2      Bylaws of Registrant, incorporated by reference to
            Exhibit 3.2 to the Registration Statement on Form
            S-4 (No. 333-23465), as amended, filed on May 8, 1997


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